Exhibit 6.4

Term Sheet for Distribution Agreement

December 2, 2019
Tokata Oil Recovery, Inc.TM
And
Bayou Road Investments

Parties	Tokata Oil Recovers. Inc.]." (“TokataTM “) and Bayou Road Investments intend to enter into a non-exclusive licensing agreement (the "Agreement") for purposes of commercializing the Tokata Oil Recovery SystemsTM (the "Technology").

Terms	Five (5) year agreement

Products price	Bayou Road Investments will pay the cost listed below per product. The products would be supplied as bulk at Bayou Road's decision:

I.	Cost (TBD), plus 15% per unit to Tokata Oil Recover) SystemTM (TORSTM)

Payment terms will be:

1.	70% In advance of production by wire transfer or credit card.
2.	30% upon completion and inspection of each unit. to be paid within 48 hours.

Appointment and License	Tokata Oil RecoveryTM will grant Bayou Road Investments a non-exclusive, personal, limited, and non-transferable license for the term of the Agreement, to use and display the Tokata Oil Recovery TrademarkTM for the sole purpose and in accordance with Bayou Road Investments obligations under this Agreement. Trademarks shall mean those:
• Trademarks: • Trade names • Service marks: • Trade Dress: • Logo • Copyrights in advertising and promotional materials: and • Website and all website links in the territory clarify.

Minimum Purchases and Warrant	Bayou Road Investments agrees to purchase an aggregate minimum amount per each 12 months period starting on the signing date (each a "contract year") as follows:
lst Year 5 UNITS 2nd Year 5 UNITS 3rd Year 5 UNITS 4th year 5 UNITS 5th year 5 UNITS

Territory and Channels	The agreement will grant Bayou Road Investments non-exclusive rights to market the Products as described herein in the contiguous United States, to Corporations and Governmental Municipality Entities and industry specific markets will be agreed on a case-by-case basis.

Scope of Products	• Products shall include all current Tokata Oil RecoveryTM products.
• The right to commercialize future products of Tokata Oil Recovery 11 shall be offered to Bayou Road Investments on a right of first refusal basis. Bayou Road Investments shall have 10 days to evaluate and advise Tokata RecoveryTM of its acceptance or decline.

1

Bayou Road	•	Shall use best efforts to promote, sell and commercialize the Products to all channels and customers.

additional rights and obligations	•	Shall have the right of determination by Bayou Road of its overall strategy, including brand position, pricing, consumer/trade promotion, marketing and distribution for its provided markets and territories.

•	Shall use best efforts to keep Tokata Oil RecoveryTM informed and to actively seek out and consider in good faith any suggestions from TokataTM.
•	Shall be responsible for all expenses resulting from its efforts to promote the TORSTM, including but not limited to research. advertising, packaging, etc.

Marketing & Research budget	Bayou Road Investments commits to a minimum cumulative five year Marketing and Research Budget expenditure of at least $50,000.00 dollars (USD). The term Marketing budget. is defined to include the following specific expenditures: Advertising Consumer: Consumer Promotions: Product Sampling: Displays: Consumer Research: Product Development: Packaging Development; Product Testing: Sales Collateral Materials: Trade Collateral Materials: Trade Shows; Co-Op Advertising: Conversion Expense (Re-set Fees): New Store Fees: Rebates: Quantity Discounts: incremental marketing payroll costs, including applicable fringe benefits: and web-site development and maintenance costs.

Term Extension

An option for an agreement extension of one year at a time. subject to the fulfillment of the 5 years agreement terms, would be granted from the end of year five at the terms below:

Purchase of minimum aggregate quantity of 5 units during year six plus $50,000 per year Non-Exclusive license fee.

Purchase of minimum aggregate quantity of 5 units during year seven plus $50.000 per year Non-Exclusive license fee.

Purchase of minimum aggregate quantity of 5 units during year eight plus $50.000 per year Non-Exclusive license fee.

Purchase of minimum aggregate quantity of 5 units during year nine plus 550.000 per year Non-Exclusive license fee.

Purchase of minimum aggregate quantity of 5 units during year ten plus $50,000 per year Non-Exclusive license fee.

Termination	Standard termination for cause (including failure to comply with minimum purchases. Non-Exclusive License Fees and minimum Marketing budget expenditure) and insolvency termination provisions shall apply as will be further detailed in the Agreement.

Confidentiality	Standard non-disclosure and non-use provisions shall apply.

Non -Exclusive License Fee	Bayou Road Investments agrees to pay Tokata Oil RecoveryTM for the non-exclusive rights the following additional compensation:
lst Year $ 50,000.00 2nd Year $50,000.00 3rd Year $50,000.00 4th year $50,000.00 5th year $50,000.00
The compensation would be due and payable at the beginning of each year.

Intellectual Property Rights	All rights not specifically granted to Bayou Road Investments are reserved by Tokata. Except as expressly provided in connection with the distribution of the Products. Tokata Oil RecoveryTM does not convey any Intellectual Property Rights to Bayou Road Investments. Without limiting the forgoing, Tokata Oil RecoveryTM reserves the right to modify, replace or add to the Product at its sole discretion at any time, upon prior written notice to Bayou Road Investments provided that the Product shall, in all cases, have the effect of TokataTM.

2

Bayou Road Investments shall not have any right to duplicate. translate. decompile. reverse engineer. or adapt: (i) the Products and any part thereof, and (ii) any documentation provided by Tokata Oil RecoveryTM and any part thereof without Tokata'sTM prior written consent. nor shall Bayou Road Investments attempt to develop any products derivative of the Products or products that contain the "look and feel" of the Products.

Tokata Requirements	Tokata shall provide assistance (a specific individual) with new product development and brand building of the Products.

Transition	The parties shall provide for reasonable transition provisions for transitioning current sales, marketing, distribution, and commercialization planning functions to Bayou Road Investments. This Period will range from 90 to 120 days.

This Non-Exclusive Distribution Agreement Term Sheet is entered into this Second day of December, 2019. Bayou Road Investments and Tokata Oil RecoveryTM represent that they have the right to enter into this agreement and undertake the obligations and responsibilities thereunder.

/s/ Patrick O’Malley	/s/ K. Bryce Toussaint
Tokata Oil Recovery, Inc.TM	Bayou Road Investments Inc.
Pat O'Malley	K. Bryce Toussaint, CEO & Director

/s/ Tom Westbrook
Tokata Oil Recovery, Inc.TM
Tom Westbrook

3